18000763

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51795

OMC

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01.01.2017 (MM/DD/YY) AND ENDING 12.31.2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Simmons First Investment Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11700 Cantrell Road
(No. and Street)

Little Rock	AR	72223
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Angela Johnson — 501.223.4342
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BKD, LLC
(Name – *if individual, state last, first, middle name*)

400 W. Capital Ave, Suite 2500	Little Rock	AR	72201
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 31 2018
DIVISION OF TRADING & MARKETS

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OMC 8/1/18

OATH OR AFFIRMATION

I, Jimmy Burton Hicks, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Simmons First Investment Group, Inc., as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SARAH HOGUE
Notary Public-Arkansas
Pulaski County
My Commission Expires 11-10-2024
Commission # 12401812

Sarah Hogue
Notary Public

[signature]
Signature

President & CEO
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Simmons First Investment Group, Inc.

Reports of Independent Registered Public Accounting Firm

and

Financial Statements

December 31, 2017 and 2016

Simmons First Investment Group, Inc.
December 31, 2016 and 2015

Contents

Report of Independent Registered Public Accounting Firm 1

Financial Statements

Statements of Financial Condition 3

Statements of Operations 4

Statements of Stockholder's Equity 5

Statements of Cash Flows 6

Notes to Financial Statements 7

Supplementary Information

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission 15

Computation for Determination of Reserve Requirements Under Rule 15c3-3 and Information for Possession or Control Requirements Under Rule 15c3-3 16

Report of Independent Registered Public Accounting Firm on the Review of the Exemption Report 17

Exemption Report 18

Board of Directors
Simmons First Investment Group, Inc.
Little Rock, Arkansas

BKD LLP
CPAs & Advisors
400 W. Capitol Avenue, Suite 2500 // P.O. Box 3667 // Little Rock, AR 72203-3667
501.372.1040 // fax 501.372.1250 // bkd.com

Report of Independent Registered Public Accounting Firm

Board of Directors
Simmons First Investment Group, Inc.
Little Rock, Arkansas

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Simmons First Investment Group, Inc. (the Company) as of December 31, 2017 and 2016, and the related statements of operations, stockholder's equity and cash flows for the years then ended, and the related notes (collectively, referred to as the financial statements). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Simmons First Investment Group, Inc. as of December 31, 2017 and 2016, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information

The supplemental information as of December 31, 2017, as listed in the table of contents has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.

In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 1999.

BKD, LLP

Little Rock, Arkansas
March 1, 2018

Simmons First Investment Group, Inc.

Statements of Financial Condition

December 31, 2017 and 2016

	2017	2016
Assets		
Cash	$ 168,510	$ 223,899
Deposits with clearing organization	2,295,111	2,900,517
Premises and equipment, net	20,318	236,947
Receivable from clearing organization	220,577	182,556
Customer Relationship Intangible net	1,494,500	1,665,333
Goodwill	1,885,428	1,885,428
Income Tax Receivable	112,453	--
Other Assets	205,970	58,545
TOTAL ASSETS	$ 6,402,867	$ 7,153,226
Liabilities		
Accounts payable and accrued expenses	$ 615,719	$ 236,259
Income tax liability	--	121,769
Deferred tax liability	431,896	652,727
Total Liabilities	1,047,615	1,010,755
Stockholder's Equity		
Common stock; $1 par value; 10,000 shares Authorized; 5,000 shares issued and outstanding	5,000	5,000
Additional paid in capital	5,157,815	6,216,948
Retained earnings (deficit)	192,437	(79,476)
Total stockholder's equity	5,355,252	6,142,472
TOTAL LIABILITIES AND STOCKHOLDERS EQUITY	$ 6,402,867	$ 7,153,226

Simmons First Investment Group, Inc.
Statements of Operations
December 31, 2017 and 2016

	2017	2016
Revenues		
Transaction revenue	$ 4,600,439	$ 3,571,835
Profit from underwriting and selling groups	--	310
Interest income	48,404	30,200
Gain on securities owned	--	9,365
Other Income	380,828	1,416
	5,029,671	3,613,126
Expenses		
Employee compensation and benefits	3,305,871	2,450,814
Brokerage and clearance fees	109,658	135,646
Regulatory fees	225,239	31,091
Financial information services	10,248	10,921
Communications and data processing	12,359	22,279
Occupancy expense	263,492	171,029
Operating supplies	23,954	26,959
Postage and delivery	23,818	24,377
Professional fees	350,460	46,302
Equipment expense	16,102	13,645
Book of Business Amortization	170,833	170,833
Other	348,285	299,302
	4,860,319	3,403,198
Income Before Income Taxes	169,352	209,928
Income Tax Provision (Benefit)	(143,428)	85,018
Income from continuing operations	$ 312,780	$ 124,910
Discontinued Operations:		
Loss from operations of discontinued Institutional division	--	886,057
Income Tax benefit	--	(343,247)
Loss from discontinued operations, net tax	--	(542,810)
Net Profit/Loss	$ 312,780	$ ($417,900)

See Notes to Financial Statements

Simmons First Investment Group, Inc.

Statements of Stockholder's Equity

Years Ended December 31, 2017 and 2016

	Common Stock	Additional Paid In Capital	Retained Earnings (deficit)	Total
Balance, January 1, 2016	$ 5,000	$ 9,795,000	$ 338,424	$ 10,138,424
Withdrawal of Equity Capital	--	(3,578,052)	--	(3,578,052)
Net Loss	--	--	(417,900)	(417,900)
Balance, December 31, 2016	5,000	6,216,948	(79,476)	6,142,472
Withdrawal of Equity Capital	--	(1,059,133)	(40,867)	(1,100,000)
Net Profit	--	--	312,780	312,780
Balance, December 31, 2017	$ 5,000	$ 5,157,815	$ 192,437	$ 5,355,252

Simmons First Investment Group, Inc.

Statements of Cash Flows

Years Ended December 31, 2017 and 2016

	2017	2016
Operating Activities		
Net Profit/(Loss)	$ 312,780	$ (417,900)
Items not requiring (providing) cash		
Depreciation	39,889	40,361
Amortization	170,833	170,833
State and Fed income taxes	(234,222)	88,582
Deferred income taxes	(220,831)	(78,414)
Changes in		
Deposits with clearing organization	605,406	(624,703)
Trading Securities	--	4,397,770
Other receivables	(38,021)	20,176
Other assets	(147,426)	41,881
Accounts payable and accrued expenses	379,460	108,028
Payable to clearing organization	--	(1,183)
Net cash provided by operating activities	867,868	3,745,432
Investing Activities		
Proceeds (purchase) on transfer of premises and equipment	176,743	(213,199)
Net cash provided by (used in) investing activities	176,743	(213,199)
Financing Activities		
Net dividend returned to Holding Company	(1,100,000)	(3,578,052)
Net cash used in financing activities	(1,100,000)	(3,578,052)
Decrease in Cash	(55,389)	(45,819)
Cash, Beginning of Year	223,899	269,719
Cash, End of Year	$ 168,510	$ 223,899

See Notes to Financial Statements

Simmons First Investment Group, Inc.
Notes to Financial Statements
December 31, 2017 and 2016

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Simmons First Investment Group, Inc. (the Company) (a wholly owned subsidiary of Simmons Bank (the Bank), which is a wholly owned subsidiary of Simmons First National Corporation (the Corporation)) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

Retail services include a wide range of products, including exchange traded equities, equities traded over the counter, options, mutual funds, unit investment trusts, variable annuities, municipal bonds, OTC corporate bonds and certificates of deposit. The Company is also registered as an Investment Advisor in eleven states and offers investment advisory services on a fee basis.

The Company conducts its business primarily through the Bank's footprint of Arkansas, Tennessee, Missouri and Kansas. The Company is subject to the regulation of certain federal and state agencies and undergoes periodic examinations by those regulatory authorities.

The Company clears all transactions on behalf of customers on a fully disclosed basis with clearing broker-dealers and promptly transmits all customer funds and securities to the clearing broker-dealers. The clearing broker-dealers carry all the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

Cash and securities segregated under federal and other regulations are not considered as a cash equivalent for purposes of the statement of cash flows because such assets would be segregated for the benefit of customers only. At December 31, 2017 and 2016, no amounts were required to be segregated pursuant to federal and other regulations.

Securities Transactions

Trading activities are engaged in by the Company both for its own account and on behalf of its customers and are recorded on a trade date basis. Profits and losses arising from all securities transactions entered into for the account and risk of the Company are also recorded on a trade date basis.

Quoted market prices, when available, are used to determine the fair value of trading instruments. If quoted market prices are not available, then fair values are estimated using pricing models, quoted prices of instruments with similar characteristics or discounted cash flows.

Goodwill

Goodwill is evaluated annually for impairment or more frequently if impairment indicators are present. A qualitative assessment is performed to determine whether the existence of events or circumstances leads to a determination that it is more likely than not the fair value is less than the carrying amount, including goodwill. If, based on the evaluation, it is determined to be more likely than not that the fair value is less than the carrying value, then goodwill is tested further for impairment. If the implied fair value of goodwill is lower than its carrying amount, a goodwill impairment is indicated, and goodwill is written down to its implied fair value. Subsequent increases in goodwill value are not recognized in the financial statements.

Intangible Assets

Intangible assets with finite lives are being amortized on the straight-line basis over twelve years. Such assets are periodically evaluated as to the recoverability of their carrying values.

Premises and Equipment

Depreciable assets are stated at cost, less accumulated depreciation. Depreciation is charged to expense using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are capitalized and amortized by the straight-line method over the terms of the respective leases or the estimated lives of the improvements, whichever is shorter.

Off-Balance-Sheet Risk

The Company's customer securities transactions are introduced on a fully disclosed basis with its clearing broker-dealers. The clearing broker-dealers carry all the accounts of the customers of the Company and are responsible for the execution, collection and payment of funds and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that the customers may be unable to fulfill their contractual commitments, wherein the clearing broker-dealers may charge any losses they incur to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and procedures to ensure that customer transactions are executed properly by the clearing broker-dealers.

Commissions

Customer's securities transactions are reported on a settlement date basis with related commission revenues and related expenses recorded on a trade date basis.

Underwriting

Underwriting revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable. Underwriting expenses that are deferred are

recognized at the time the related revenues are recorded, in the event that transactions are not completed and the securities are not issued, the Company expenses those costs.

Income Taxes

The Company participates in the filing of a consolidated income tax return with its parent company, Simmons Bank, and its parent, Simmons First National Corporation, and other affiliated companies. Each member's tax is computed on a separate return basis.

During the years ended December 31, 2017 and 2016, the Company (paid)/received ($306,013) and $274,995 from an affiliate for income taxes. As of December 31, 2017 and 2016, the Company has a receivable/(payable) from the affiliate for income taxes of $112,453 and ($121,769), respectively.

Deferred tax assets and liabilities are recognized for the tax effects of differences between the financial statement and tax bases of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized.

The Company files income tax returns in the U.S. federal jurisdiction and Arkansas, Missouri, and Tennessee state jurisdictions. The Company's income tax returns are open and subject to examinations from the 2014 tax year and forward.

Employee Benefit Plans

At December 31, 2017 and 2016, the Company participated in both a 401(k) retirement plan and a profit sharing plan of the Corporation, which are described more fully in *Note 9*.

Revenue Recognition

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) ("ASU 2014-09"), that outlines a single comprehensive revenue recognition model for entities to follow in accounting for revenue from contracts with customers. The core principle of this revenue model is that an entity should recognize revenue for the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to receive for those goods or services. In July 2015, the FASB issued ASU No. 2015-14, deferring the effective date to annual and interim periods beginning after December 15, 2017. The adoption of this standard is not expected to have a material effect on our results of operations, financial position or disclosures. From our analysis, we believe that for most revenue streams within the scope of ASU 2015-14, the amendments will not change the timing of when the revenue is recognized. ASU 2014-09 will require us to change how we recognize certain recurring revenue streams of investment management fees; however, these changes will not have a material impact on our results of operations or financial position. Additionally, although we do not expect a material impact, we do expect additional disclosures in our notes to the consolidated financial statements required by this guidance.

Simmons First Investment Group, Inc.

Notes to Financial Statements

December 31, 2017 and 2016

Note 2: Discontinued Operations

On October 14, 2016, the Corporation closed the Institutional Division of the broker dealer. As a result of the closure, the Corporation removed several lines of the products and no longer offers Institutional services. Cash flows deficit from Operating Activities for the Institutional Division represent $4,130,665 for 2016.

Note 3: Premises and Equipment

Major classifications of premises and equipment, stated at cost, are as follows:

	2017	2016
Leasehold Improvements	$ 101,186	$ 345,291
Equipment and Furniture & Fixtures	191,926	191,926
	293,112	537,217
Less accumulated depreciation	272,794	300,270
Net premises and equipment	$ 20,318	$ 236,947

Note 4: Receivable From and Payable to Clearing Organizations

Amounts receivable and payable to clearing organizations at December 31, 2017 and 2016, consisted of $220,577 and $182,556, respectively, in fees and commissions receivable. The Company clears certain of its proprietary and customer transactions through other broker-dealers on a fully disclosed basis.

Note 5: Other Intangible Assets

The carrying basis and accumulated amortization of recognized intangible assets at December 31, 2017 and 2016, were:

	2017		2016	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Customer Relationship	$ 2,050,000	$ 555,500	$ 2,050,000	$ 384,667

Amortization expense for the years ended December 31, 2017 and 2016,was $170,833 and $170,833, respectively. Estimated amortization expense for each of the following five years is:

2019	$ 170,833
2020	170,833
2021	170,833
2022	170,833
2023	170,833

Note 6: Income Taxes

The income tax benefit includes the following components:

	2017	2016
Income taxes currently payable	$ 77,403	$ 177,949
Deferred income taxes	(220,831)	80,279
Provision for income tax benefit	$ (143,428)	$ 258,228

A reconciliation of income tax benefit at the statutory rate to the Company's actual income tax expense is shown below:

	2017	2016
Computed at the statutory rate (35%)	$ 59,273	$ 236,645
Increase (Decrease) resulting from:		
Nondeductible meals and entertainment	4,886	(8,067)
State income taxes, net of federal benefit	9,465	29,431
Impact of Deferred taxes Remeasurement	(190,667)	--
Other differences, net	(26,385)	219
Income tax benefit	$ (143,428)	$ 258,228

The tax effects of temporary differences related to deferred taxes shown on the balance sheet were:

	2017	2016
Deferred tax assets		
Vacation accrual	$ 7,850	$ 16,086
Other	766	520
Gross deferred tax assets	$ 8,616	$ 16,606

Deferred tax liabilities		
Depreciation	$ (378)	$ (1,136)
Prepaid expense	--	(3,398)
Customer relationship intangible	(408,787)	(664,799)
Captive Insurance Premium Reserve	(31,347)	--
Gross deferred tax liabilities	(440,512)	$ (669,333)
Net deferred tax liability:	$ (431,896)	$ (652,727)

On December 22, 2017 the President signed tax reform legislation (the "2017 Act") which includes a broad range of tax reform proposals affecting businesses, including corporate tax rates, business deductions, and international tax provisions. The 2017 Act reduces the corporate tax rate from 35% to 21% for tax years beginning after December 31, 2017. Under United States Generally Accepted Accounting Principles ("US GAAP"), deferred tax assets and liabilities are required to be measured at the enacted tax rate expected to apply when temporary differences are to be realized or settled and the effect of a change in tax law is recorded discretely as a component of the income tax provision related to continuing operations in the period of enactment. As a result, we were required to remeasure our deferred taxes as of December 31, 2017 based upon the new 21% tax rate and the change was recorded in the 2017 income tax provision. The result of the tax reform resulted in a one-time non-cash adjustment to income of $190,667.

Note 7: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017 and 2016, the Company had:

	2017	2016
Net capital, as defined	$ 1,601,520	$ 2,238,207
Required net capital	250,000	250,000
Excess Net Capital	$ 1,351,520	$ 1,988,207
Ratio of aggregate indebtedness to net capital	0.3845 to 1	0.1600 to 1

Note 8: Related Party Transactions

The Company has entered into agreements with the Bank where the Bank has agreed to provide various services for the Company and share the cost of employment of certain associates who are also active officers of the Bank. The Company also records its share of expenses for services provided by the Bank from the Company's expense-sharing agreement entered into during the period ended December 31, 2017 and 2016. At December 31, 2017 and 2016, the Company had recognized corporate service expenses in the amount of $28,728 and $56,712, respectively, and

$248,227 for construction in progress reimbursement for 2016. At December 31, 2017 the Company had $112,453 income tax receivable from the Bank and payable of $121,769 at December 31, 2016. Net reimbursement from the Bank for services and personnel expenses in 2017 and 2016 amounted to $5,631 and $217,009 respectively. Net reimbursement to the Bank for services and personnel expenses amounted to $47,737 during December, 2017.

The Company's cash held by the Bank was $166,692 and $223,286 at December 31, 2017 and 2016, respectively.

Note 9: Employee Benefit Plans

The Company participates in a corporate-wide 401(k) retirement plan covering substantially all employees of the Corporation. The Company has also participated in a corporate-wide profit sharing and employee stock ownership plan (ESOP) covering substantially all employees of the Corporation. Effective December 31, 2016, the ESOP was merged into the Corporation's 401(k) retirement plan. This merger will allow participants to fully diversify their ESOP account balance and have reporting access to all retirement account balances in one place. The Company's contribution expense to the plans totaled $234,752 and $113,224 in 2017 and 2016, respectively.

Note 10: Significant Estimates and Concentrations

Accounting principles generally accepted in the United States of America require disclosure of certain significant estimates and current vulnerabilities due to certain concentrations. Those matters include the following:

Transaction Revenue

In 2017 and 2016 the Company did not generate more than 10% of total transaction revenue from any single customer.

Note 11: Leases

The Company has entered into a new Networking Agreement with the Bank that went into effect January 1, 2018. The agreement covers a percentage of all locations occupied by the Company's employees. The agreement can be terminated by either party by providing thirty days written notice to the other party. The annual rent expense per the agreement is $162,864, and is reviewable annually for cost analysis.

During 2017 the Company was allocated a pro rata share of the Walton Height's lease, while the remainder was allocated to other divisions of the Bank. After December 31, 2017, the lease will be the name of the Bank and no additional rent will be allocated to the Company during 2018.

Note 12: Subsequent Events

Subsequent events have been evaluated through March 1, 2018, which is the date the financial statements were issued.

Supplementary Information

Simmons First Investment Group, Inc.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2017

NET CAPITAL

Total Stockholder's Equity		$5,355,252
Deductions of Non-Allowable Assets:		
Fixed assets	20,318	
Other assets – CRD Deposits	2,140	
Prepaid Expenses	163,092	
Goodwill	1,885,428	
Customer relationship intangible	1,494,500	
Income Tax Receivable	112,453	
Other non-allowable investments	31,900	
Total Non-Allowable Assets	3,709,830	
Haircuts on securities	43,902	
Total Deductions		(3,753,733)
Net Capital		1,601,520
Minimum required net capital		250,000
Net capital in excess of minimum requirement		$1,351,520
Aggregate Indebtedness		
Accounts payable and accrued expenses		$615,719
Ratio of Aggregate Indebtedness to Net Capital		0.3845 to 1

There were no variances between this computation of net capital and the registrant's amended computation filed with Part II of Form X-17A-5 as of December 31, 2017. Accordingly, no reconciliation is necessary.

Computation of Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission and Information Relating to Possession and Control Requirements of the Securities and Exchange Commission
December 31, 2017

The Company is not required to file the above schedules, as it has claimed an exemption from the securities and Exchange Commission Rule 15c3-3 under Paragraph (k)(2)(ii).

BKD LLP
CPAs & Advisors

400 W. Capitol Avenue, Suite 2500 // P.O. Box 3667 // Little Rock, AR 72203-3667
501.372.1040 // fax 501.372.1250 // bkd.com

Report of Independent Registered Public Accounting Firm

Board of Directors
Simmons First Investment Group, Inc.
Little Rock, Arkansas

We have reviewed management's statements, included in the accompanying *Rule 15c3-3 Exemption Report*, in which (1) Simmons First Investment Group, Inc. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the exemption provisions) and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the *Securities Exchange Act of 1934*.

BKD, LLP

Little Rock, Arkansas
March 1, 2018

Simmons First Investment Group, Inc.'s Exemption Report

Simmons First Investment Group, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Simmons First Investment Group, Inc.

I, Jimmy Burton Hicks, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Jimmy Burton Hicks
President and CEO

March 1, 2018